Exhibit 99.1

Vision Marine Technologies Powers into Commercial Growth Phase, Appoints Daniel Rathe CTO of Operations

Nautical Ventures acquisition and completion of current product development drive next stage of electric boating deployment

Montreal, QC, July 16, 2025 — Vision Marine Technologies Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), a pioneer in high-voltage electric marine propulsion systems, today announced the promotion of Daniel Rathe to Chief Technical Officer (“CTO”) of its operations. Since the acquisition of Nautical Ventures Group Inc. (“NVG”), Vision Marine has strategically focused on actively supporting the U.S. boat market through its network of nine dedicated dealers across Florida. Nautical Ventures, recognized for its robust sales performance and a 5-year EBITDA compound annual growth rate (CAGR) in excess of 20%, plays a pivotal role in this approach—providing a strong commercial foundation for Vision Marine to expand its regional footprint.

This targeted support is designed to drive growth, strengthen dealer relationships, and capitalize on the vibrant Florida boating community—ultimately positioning the Company for long-term success in the U.S. market. This leadership appointment also coincides with the transition from the development stage of Vision Marine’s E-Motion™ 180E high-voltage electric powertrain, marking the beginning of the Company’s scale-up and deployment phase.

Vision Marine also announces the conclusion of Chief Operating Officer and Chief Technology Officer Xavier Montagne’s contract. Mr. Montagne has completed his mandate following the successful industrialization and validation of the E-Motion™ 180E powertrain—a project he led from concept to commercialization. His work has laid the foundation for Vision Marine's entry into commercial deployment.

A seamless transition plan is already in place with the appointment of Daniel Rathe as CTO. Mr. Rathe, who worked under the close mentorship of Mr. Montagne for over two years, will lead this next chapter to boost the integration and deployment of Vision Marine’s technology across Nautical Ventures’ sales network.

Over the past two years, Mr. Rathe has played a critical role for the Company in Florida, coordinating technical operations, boat integrations, and testing of Vision Marine’s E-Motion™ 180E high-voltage electric powertrain. Under his leadership, the Vision Marine Florida team will now concentrate its efforts on system conformity, installation, testing, and the establishment of high-voltage rigging bays across Nautical Ventures’ prime locations. This expansion is designed to accelerate customer adoption of E-Motion™ powered electric boats, coupled with our expected market share gain, while promoting industry-leading support for electric boat deployments.

The E-Motion™ 180E high-voltage electric powertrain—the first fully industrialized solution of its kind in recreational marine—has now completed its development and industrialization stage, including rigorous validation with McLaren Engineering. This milestone fulfils the technical mandate led by Mr. Montagne and represents a significant inflection point in Vision Marine’s evolution.

With the product development phase complete, Vision Marine is now focusing its resources on commercial implementation, sales, and services, utilizing Nautical Ventures’ strategic sales and operational footprint to reach new customers and markets.

“Daniel’s leadership and technical expertise, combined with the strong operational platform provided by Nautical Ventures, position Vision Marine to capitalize on the growing demand for electric marine propulsion,” said Alexandre Mongeon, Chief Executive Officer (“CEO”) of Vision Marine Technologies. “We are now entering the most exciting phase of our journey, bringing our technology to market at scale.”

Board Update

Separately, Vision Marine Technologies announces the resignation of Mr. Anthony E. Cassella, Jr. from its Board of Directors, effective July 11, 2025. Mr. Cassella made the decision to step down in light of potential and perceived conflicts between his professional activities at MarineMax and his role on Vision Marine’s Board.

“I’ve had the privilege of learning from one of the best,” said Alexandre Mongeon, CEO of Vision Marine Technologies. “I sincerely thank Anthony Cassella for his unwavering support, exemplary leadership, and invaluable guidance during his tenure on the Board. His dedication has left a lasting impact on our organization, and I’m truly grateful for the opportunity to have benefited from his expertise.”

The Company sincerely thanks Mr. Cassella for his valuable contributions to Vision Marine’s mission and growth. Vision Marine remains fully committed to executing its strategic plan, which includes expanding both its high-voltage electric propulsion business and its multi-brand retail operations, offering internal combustion engine (ICE) boats and next-generation electric solutions through its Nautical Ventures network.

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. (NASDAQ: VMAR) is a technology company specializing in high-voltage electric propulsion systems for the marine industry. The Company’s flagship product, the E-Motion™ 180E, is the first fully industrialized high-voltage electric outboard system for recreational boating, validated through partnerships with leading industry players.

With the recent acquisition of Nautical Ventures Group, Vision Marine has expanded its sales and service network on the East Coast of the United States. Through Nautical Ventures’ multi-brand retail operations, Vision Marine now offers both traditional internal combustion engine (ICE) boats and next-generation electric propulsion solutions, providing a full range of products to meet the current and evolving needs of recreational boaters.

For more information, visit
https://investors.visionmarinetechnologies.com/

Forward-Looking Statements

The statements contained in this press release that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include Vision Marine’s plans for commercial deployment, expansion of sales and service capabilities, and market adoption of its electric propulsion systems. These statements are subject to risks and uncertainties, including the Company’s ability to execute its growth strategy, integrate new operations, and drive market adoption. Actual results may differ materially from those projected. Vision Marine undertakes no obligation to update forward-looking statements, except as required by law.

Investor Contact:

Bruce Nurse, Investor Relations
Vision Marine Technologies Inc.
(303) 919-2913
bn@v-mti.com